

Mail Stop 3561

February 1, 2017

David Gary Neeleman
Chief Executive Officer
Azul S.A.
Edifício Jatobá, 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

    Re: **Azul S.A.**
           Amendment No. 2 to Draft Registration Statement on Form F-1
           Submitted January 17, 2017
           CIK No. 0001432364

Dear Mr. Neeleman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary Financial and Operating Data, page 11

1. We note from your response to prior comment one that you want to continue presenting adjusted EBITDAR because, among other reasons, it eliminates the effects of variability in capital structure across airlines, it serves as a proxy for showing the impact of the forthcoming IFRS 16, and it is used by certain industry analysts to measure and evaluate airlines.

With regard to eliminating the effects of variability in capital structure across airlines, we do not believe non-GAAP measures should be used to remove differences in companies' results.

With regard to EBITDAR serving as a proxy for the new lease standard, we note that EBITDAR excludes all costs for owned and leased assets and presents your results as if you had no such costs, while results reported under IFRS 16 will include all costs for owned and leased assets. In this respect, it appears EBITDAR will differ significantly from results reported upon adoption of IFRS 16.

Under IFRS 16, the majority of lease payments will be classified as depreciation expense, an operating item. However, depreciation will be a cash expense as it pertains to leased assets. Therefore, the majority of expense that will be recognized for leases under IFRS 16 will be normal, recurring, cash, and operating even though classified as depreciation.

Finally, with regard to use for measuring and evaluating airlines, we do not object to the presentation of EBITDAR solely as a valuation metric, with added disclosure emphasizing the limitations of its use, including that it should not be viewed as a measure of overall performance since it excludes aircraft rent, which is a normal, recurring, cash operating expense. Please revise accordingly.

Net Cash Provided by Financing Activities, page 99

2. We note your response and revised disclosure in response to our prior comment 2 and that you expect the waivers to be extended. Please continue to update this disclosure with the next amendment, as the December 2016 date has passed.

Enforceability of Civil Liabilities, page 236

3. We note your response to our prior comment 3 and your revised disclosure, and reissue the comment, in part. It appears from your response and disclosure that the shares you have applied to have listed on the Level 2 segment of BM&FBOVESPA will be subject to resolution of dispute, in accordance with your bylaws. Please clarify, if true, that for the ADSs listed on the NYSE, investors could bring claims under the US Securities Laws or advise.

Interim consolidated statement of operations, page F-7

4. We note your response to prior comment 4. Please revise to clarify that the amount being reported in "result from related party transactions, net" relates to the total provision for the obligations under the onerous leases, and that the monthly lease payments and sublease receipts are recorded in operating revenue and expenses.

You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Stuart K. Fleischmann
        Shearman & Sterling LLP